Fluid Solutions, Inc.

Ampelon 3

Kilkis 61100 Greece

+30 234 10 70 411

November 11, 2008

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549

Attn: John D. Reynolds, Assistant Director

Re:  Fluid Solutions, Inc.

        Registration Statement on Form 10

        File No. 0-53434

Dear Mr. Reynolds,

I am in receipt of your letter of October 31, 2008.  Please be advised that the Company is responsible for the adequacy and accuracy of the disclosures in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Pantelis Zachos

    PANTELIS ZACHOS

    President